UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Unaudited Condensed Consolidated

Interim Financial Statements

PagSeguro Digital Ltd.

At September 30, 2019 and for the three and nine-month periods ended

September 30, 2019 and 2018

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019 and 2018

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

At September 30, 2019 and December 31, 2018

(All amounts in thousands of reais)

	Note	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	5	314,082	2,763,050
Financial investments	6	1,779,566	—
Accounts receivable	7	9,873,987	8,104,679
Inventories		59,085	88,551
Taxes recoverable		120,677	65,653
Other receivables		38,974	20,148

Total current assets		12,186,371	11,042,081

Non-current assets
Judicial deposits		4,380	1,511
Accounts receivable	7	21,941	—
Prepaid expenses		4,948	968
Investment		1,500	—
Property and equipment	10	253,171	67,104
Intangible assets	11	512,575	305,614

Total non-current assets		798,515	375,197

Total assets		12,984,886	11,417,278

	Note	September 30, 2019	December 31, 2018
Liabilities and equity
Current liabilities
Payables to third parties	12	4,408,326	4,324,198
Trade payables		185,667	165,246
Payables to related parties	8	34,875	30,797
Salaries and social charges	13	116,163	73,936
Taxes and contributions	14	129,629	80,093
Provision for contingencies	15	8,327	7,004
Other payables		5,241	29,501

Total current liabilities		4,888,228	4,710,775

Non-current liabilities
Deferred income tax and social contribution	16	474,481	132,125
Other payables		17,263	—

Total non-current liabilities		491,744	132,125

Total liabilities		5,379,972	4,842,900

Equity
Share capital	17	26	26
Capital reserve	17	5,760,233	5,688,134
Equity valuation adjustments	17	(22,637)	(7,325)
Profit retention reserve	17	1,883,223	909,267
Treasury shares	17	(39,532)	(39,532)

		7,581,313	6,550,570

Non-controlling interests		23,601	23,806

Total equity		7,604,914	6,574,376

Total liabilities and equity		12,984,886	11,417,278

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income

For the three and nine-month periods ended September 30, 2019 and 2018

(All amounts in thousands of reais unless otherwise stated)

		Three-month period		Nine-month period
	Note	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net revenue from transaction activities and other services	19	879,355	598,932	2,391,299	1,557,028
Net revenue from sales	19	14,939	94,641	145,982	278,036
Financial income	19	537,832	387,264	1,465,503	994,697
Other financial income	19	30,833	56,504	101,257	237,395

Total revenue and income		1,462,959	1,137,341	4,104,041	3,067,156
Cost of sales and services	20	(684,262)	(550,641)	(1,986,434)	(1,478,156)
Selling expenses	20	(164,556)	(90,299)	(378,613)	(268,316)
Administrative expenses	20	(134,585)	(164,491)	(336,822)	(492,690)
Financial expenses	20	(6,510)	(7,226)	(14,553)	(26,553)
Other expenses, net	20	(4,910)	(4,150)	(8,983)	(5,160)

Profit before income taxes		468,136	320,534	1,378,636	796,281
Current income tax and social contribution	16	12,515	(40,067)	(38,974)	(160,260)
Deferred income tax and social contribution	16	(138,054)	(48,908)	(364,574)	(28,400)

Income tax and social contribution		(125,539)	(88,975)	(403,548)	(188,660)

Net income for the period		342,597	231,559	975,088	607,621

Attributable to
Owners of the Company		342,243	231,286	973,955	606,831
Non-controlling interests		354	273	1,133	790
Basic earnings per common share - R$	18	1,0685	0,7385	3,0409	1,9375
Diluted earnings per common share - R$	18	1,0352	0,7370	2,9460	1,9337

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income

For the three and nine-month periods ended September 30, 2019 and 2018

(All amounts in thousands of reais unless otherwise stated)

	Three-month period		Nine-month period
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net income for the period	342,597	231,559	975,088	607,621
Currency translation adjustment	135	292	(471)	648
Fair value of financial investments through OCI	12	—	(57)	—

Total comprehensive income for the period	342,744	231,851	974,561	608,269

Attributable to
Owners of the Company
Net income for the period	342,390	231,578	973,428	607,479

Non-controlling interests	354	273	1,133	790

Net income for the period	342,744	231,851	974,561	608,269

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity

For the nine-month periods ended September 30, 2019 and 2018

(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017		524,577	—	—	—	30,216	312,047	—	55	866,895	3,496	870,391

Conversion of profit reserve to common shares	17	(524,556)	—	866,819	—	(30,216)	(312,047)	—	—	—	—	—
Net income for the period	17	—	—	—	—	—	—	606,831	—	606,831	790	607,621
Currency translation adjustment	17	—	—	—	—	—	—	—	648	648	—	648
Non-controlling acquisition	17	—	—	—	—	—	—	—	(7,588)	(7,588)	19,568	11,980
Issuance of common shares in initial public offering, net of offering costs	17	5	—	4,522,278	—	—	—	—	—	4,522,283	—	4,522,283
Shares issued—Stock options plan	17	—	—	256,860	(256,860)	—	—	—	—	—	—	—
Shares based long term incentive plan (LTIP)	17	—	—	—	268,606	—	—	—	—	268,606	—	268,606

At September 30, 2018		26	—	5,645,957	11,746	—	—	606,831	(6,885)	6,257,675	23,854	6,281,529

Net income for the period	17	—	—	—	—	—	—	302,436	—	302,436	351	302,787
Currency translation adjustment	17	—	—	—	—	—	—	—	(440)	(440)	—	(440)
Non-controlling acquisition	17	—	—	—	—	—	—	—	—	—	(399)	(399)
Shares issued—stock option plan	17	—	—	1,306	(1,306)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	—	30,431	—	—	—	—	30,431	—	30,431
Acquisition of treasury shares	17	—	(39,532)	—	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	(39,532)	5,647,263	40,871	—	—	909,267	(7,325)	6,550,570	23,806	6,574,376

Net income for the period	17	—	—	—	—	—	—	973,956	—	973,956	1,133	975,089
Currency translation adjustment	17	—	—	—	—	—	—	—	(471)	(471)	—	(471)
Loss on financial assets through other comprehensive income	17	—	—	—	—	—	—	—	(57)	(57)	—	(57)
Non-controlling acquisition	17	—	—	—	—	—	—	—	(14,784)	(14,784)	(1,338)	(16,123)
Shares issued—stock option plan	17	—	—	36,231	(36,231)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	—	72,099	—	—	—	—	72,099	—	72,099

At September 30, 2019		26	(39,532)	5,683,494	76,739	—	—	1,883,223	(22,637)	7,581,313	23,601	7,604,914

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows

For the nine-month periods ended September 30, 2019 and 2018

(All amounts in thousands of reais)

	September 30, 2019	September 30, 2018
Cash flows from operating activities
Profit before income taxes	1,378,637	796,281
Expenses (revenues) not affecting cash
Depreciation and amortization	82,208	62,474
Chargebacks	136,741	50,397
Accrual of provision for contingencies	846	2,658
Share based long term incentive plan (LTIP)	72,099	245,066
Inventory provisions	(30,031)	4,111
Other financial cost, net	(51,552)	(700)
Changes in operating assets and liabilities
Accounts receivable	(2,322,955)	(4,281,849)
Inventories	59,497	(15,089)
Taxes recoverable	(18,763)	(21,681)
Other receivables	(21,617)	4,546
Other payables	(5,767)	515
Payables to third parties	84,128	622,149
Trade payables	19,758	59,224
Receivables from (payables to) related parties	4,078	117,730
Salaries and social charges	42,226	39,228
Taxes and contributions	13,917	34,261
Provision for contingencies	—	(1,317)

	(556,550)	(2,281,996)

Income tax and social contribution paid	(65,735)	(186,554)
Interest income received	394,966	263,952

Net cash provided by (used in) operating activities	(227,319)	(2,204,598)

Cash flows from investing activities
Amount paid on acquisitions, net of cash acquired	(18,047)	—
Purchases of property and equipment	(206,961)	(29,054)
Purchases and development of intangible assets	(256,741)	(117,445)
Acquisition of financial investments	(1,724,877)	—
Redemption of financial investments	—	211,116

Net cash provided by (used in) investing activities	(2,206,626)	64,617

Cash flows from financing activities
Proceeds from offering of shares	—	4,717,874
Transactional costs	—	(189,852)
Transaction with non-controlling interest	(15,992)	(5,389)
Capital increase by non-controlling shareholders	969	20,639

Net cash provided by (used in) financing activities	(15,023)	4,543,273

Increase (decrease) in cash and cash equivalents	(2,448,968)	2,403,292

Cash and cash equivalents at the beginning of the period	2,763,050	66,767
Cash and cash equivalents at the end of the period	314,082	2,470,059

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A. (“BIVA”), Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”), Tilix Digital S.A. (“TILIX”) and YAMÍ Software & Inovação Ltda. (“YAMÍ”).

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. “BancoSeguro” in February 2019), through BS Holding Financeira Ltd. (“BS Holding”), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Group acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Group acquired 10% of shares and does not have control of NETPOS operation, based on IFRS 3. NETPOS was not consolidated in these interim financial statements.

These unaudited condensed consolidated interim financial statements include BS Holding and its subsidiary BancoSeguro and PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC, TILIX and YAMÍ.

1.1.	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offering price was US$21,50 per common share, for gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information (Continued)

1.1.	Initial Public Offering (“IPO”) (Continued)

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2.	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. A number of 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The initial offering price was US$29,25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

1.3.	Long-Term Incentive Plan (“LTIP”)

Members of management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

The policy for recognizing and measuring share-based payments in the interim period is described in Note 17.

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

These unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2019 were authorized for issuance by the PagSeguro Digital’s Board of Directors on October 31, 2019.

2.1.	Basis of preparation of condensed consolidated interim financial information

These unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2019 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2.	New accounting pronouncements

Effective for periods beginning on or after January 1, 2019

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as January 1st, 2019. The Company applies, for the first time, IFRS 16—Leases as well as other amendments and interpretations that apply for the first time in 2019. As required by IAS 34, the nature and effect of these changes are disclosed below. Those changes, however, did not have material impacts on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

2.2.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

The following new standards have been issued by IASB and are effective for the nine-month ended September 30, 2019:

IFRS 16—Leases

This new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed an assessment and did not identify any material impacts to date. Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to the PagSeguro Group, for retrospective disclosure and disclosure of amounts.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed. The interpretation did not have an impact on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

2.2.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

Annual Improvements 2015-2017 Cycle

IFRS 3—Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019. These amendments had no impact on the unaudited condensed consolidated interim financial statements as there is no transaction where a joint control is obtained.

IAS 12—Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. The amendment did not have an impact on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

3.	Consolidation of subsidiaries

	At September 30, 2019
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership – %	Level
Pagseguro Brazil	14,288,525	7,153,610	7,134,915	944,586	99.99	Direct
BS Holding	89,037	9	89,028	29,027	99.99	Direct
Net+Phone	231,496	65,098	166,398	37,450	99.99	Indirect
Boa Compra	93,679	54,868	38,811	12,261	99.99	Indirect
BCPS	1,807	395	1,412	(190)	99.50	Indirect
R2TECH	10,389	2,373	8,016	4,148	100.00	Indirect
BIVA	17,770	5,172	12,598	66	100.00	Indirect
FIDC	1,910,966	374,009	1,536,957	1,004,881	100.00	Indirect
TILIX	6,621	8,832	(2,211)	(3,847)	100.00	Indirect
BancoSeguro	88,643	14,823	73,820	29,270	100.00	Indirect
YAMÍ	81	392	(311)	—	100.00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2018.

R2TECH

R2Tech, organized in Brazil, which manages our reconciliation product. PagSeguro Brazil acquired 51% of R2Tech in 2017 and the remaining 49% in February 2019, obtained 100% of R2TECH. The total paid for the remaining purchase was R$13,992, which was settled in cash on that date.

BancoSeguro

On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019). BancoSeguro, organized in Brazil, through our fully owned direct subsidiary BS Holding. BancoSeguro holds a license to provide financial services. We expect that this acquisition will allow us to expand our product and services offering.

BIVA

On April 1, 2019, PagSeguro Group acquired an additional interest of 22,65% of the issued shares of BIVA. Total consideration paid amount to R$2,000 which was settled in cash on the same date. This purchase increases PagSeguro Brazil’s interest to 100% of BIVAs shares.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

3.	Consolidation of subsidiaries (Continued)

YAMÍ

On August 9, 2019, PagSeguro Group acquired 100% of YAMÍ. Total consideration paid amount to R$3,000 which R$1,350 was settled in cash on the same date and the remaining portion will be paid in the next 6 years. YAMÍ provides a back-office platform for e-commerce and marketplace and is a gateway specialized in split payment.

4.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments, is the Board of Directors, which is also responsible for making the PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as payment arrangement agents.

The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. Net revenues from the international market represent 1.2% and 0.85% for the nine-month periods ended September 30, 2019 and nine-month periods ended 2018, respectively.

5.	Cash and cash equivalents

	September 30, 2019	December 31, 2018
Short-term bank deposits	168,732	405,227
Short-term investment	145,350	2,357,823

	314,082	2,763,050

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

6.	Financial investments

	September 30, 2019	December 31, 2018
Short-term investment	1,779,566	—

	1,779,566	—

Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 5.5% per year), invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. The balance as of September 30, 2019 is related to excess cash and cash equivalents proceeds originated from the IPO and the follow-on offering mentioned in Notes 1.1 and 1.2, respectively. Unrealized losses of LFTs as of September 30, 2019 totaled R$57.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

7.	Accounts receivable

	September 30, 2019					December 31, 2018
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Total
Legal obligors
Itaú	662,093	2,292,191	571,023	—	3,525,308	570,463	1,979,994	514,627	3,065,084
Bradesco	885,863	167,771	—	201,735	1,255,369	735,784	170,497	—	906,281
Banco do Brasil	683,175	143,668	—	128,981	955,824	566,537	153,633	—	720,170
CEF	137,768	164,274	—	87,163	389,205	133,882	173,208	—	307,090
Santander	266,612	1,015,957	—	—	1,282,569	247,950	871,976	—	1,119,926
Other	545,911	1,444,709	—	62,892	2,053,512	386,808	1,069,323	—	1,456,131

Total card issuers (i)	3,181,422	5,228,570	571,023	480,771	9,461,786	2,641,424	4,418,631	514,627	7,574,682

Cielo—Elo	—	—	—	—	136,962	—	—	—	366,619
Cielo	—	—	—	—	22,416	—	—	—	91,402
Vero	—	—	—	—	5,220	—	—	—	4,396
Other	—	—	—	—	27,738	—	—	—	41,057

Total acquirers (ii)	—	—	—	—	192,336	—	—	—	503,474

Other current	—	—	—	—	219,865	—	—	—	26,523
Other non-current	—	—	—	—	21,941	—	—	—	—
Total other	—	—	—	—	241,806	—	—	—	26,523

Total accounts receivable	3,181,422	5,228,570	571,023	480,771	9,895,928	2,641,424	4,418,631	514,627	8,104,679

(*)	Refers to other pulverized receivables from legal obligors.
(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

7.	Accounts receivable (Continued)

The maturity analysis of accounts receivable is as follows

	September 30, 2019	December 31, 2018
Due within 30 days	4,855,852	4,323,893
Due within 31 to 120 days	3,547,054	3,135,358
Due within 121 to 180 days	770,286	468,913
Due within 181 to 360 days	700,795	176,515
Due after 360 days	21,941	—

	9,895,928	8,104,679

8.	Related-party balances and transactions

The PagSeguro Group is controlled by UOL (incorporated in Brazil).

i)	Balances and transactions with related parties

	September 30, 2019	December 31, 2018
	Payables	Payables
Immediate parent
UOL—sales of services (a)	18,074	9,822
UOL—shared service costs	10,594	10,234
Affiliated companies
UOL Diveo—sales of services (a)	4,182	3,290
UOL Diveo—shared service costs	—	126
Transfolha Transportadora e Distribuição Ltda.	1,186	4,336
Livraria da Folha Ltda.	—	32
Others	839	2,957

	34,875	30,797

(a)	Sales of services refers to the purchase of (i) advertising services from UOL and (ii) services related to technical support in hosting and colocation from UOL Diveo Tecnologia Ltda. “(UOL Diveo)”.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

8.	Related-party balances and transactions (Continued)

i)	Balances and transactions with related parties (Continued)

	Three-month period				Nine-month period
	September 30, 2019		September 30, 2018		September 30, 2019		September 30, 2018
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	42,369	—	28,693	—	92,437	—	89,692
UOL—sales of services (b)	661	13,822	608	13,121	1,869	35,600	1,640	38,924
Affiliated companies
UOL Diveo—shared service costs	—	473	—	127	—	480	—	374
UOL Diveo—sales of services (c)	—	8,749	—	8,398	—	25,585	—	20,408
Transfolha Transportadora e Distribuição Ltda.	—	3,323	251	4,552	—	10,207	251	12,374
Livraria da Folha Ltda.	—	—	39	—	—	—	149	—
Others	35	2	69	27	45	222	376	27

	696	68,738	967	54,918	1,914	164,531	2,416	161,799

(a)

Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) property rental costs that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses. The increase in the balance refers mainly to payroll taxes related to LTIP in the three-month period ended September 30, 2019 which amounted to R$35,633 (R$27,520 in three-month ended September 30, 2018). Payroll taxes related to LTIP in the nine-month period ended September 30, 2019 which amounted to R$53,626 (R$61,713 in nine-month ended September 30, 2018). That are paid by the parent company UOL and reimbursed by PagSeguro.

(b)	Sale of services related to advertising incurred by the parent company UOL and are charged to PagSeguro Brazil.
(c)	Sale of services from the affiliated company UOL Diveo related to technical support in hosting and colocation services (started in 2016) and are charged to PagSeguro Brazil.

ii)	Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the nine-month period ended September 30, 2019 amounted to R$107,681 (September 30, 2018—R$54,282).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Business combinations

Acquisition for the year ended December 31, 2018

On December 5, 2018, PagSeguro Brazil acquired 100.0% of the share capital and obtained the control of TILIX. The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement. The fair value of the assets acquired, and the liabilities assumed on the acquisition date, are substantially similar to their book value. Based on current management expectations, this performance goal will be achieved. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

The goodwill of R$19,175 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group. The fair values of the identifiable assets and liabilities of TILIX as at the date of acquisition were:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	1,996
Assets acquired	130
Liabilities assumed	(3,975)
Property, plant and equipment and intangible assets	2,284

Value of net assets	435

Goodwill	19,175

Purchase cost	19,610

Consideration for the purchase settled in cash	3,810

Cash and cash equivalents at the subsidiary acquired	(1,996)

Amount paid on acquisitions less cash and cash equivalents acquired	1,814

Acquisitions for the nine months ended September 30, 2019

On January 4, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A. Total consideration paid amounted to R$59,765 and the total net assets acquired amount to R$44,549. On August 9, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of YAMÍ. Total consideration paid amount to R$3,000 and the total net liabilities acquired amount to R$310.These acquisitions are in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Business combinations (Continued)

Acquisitions for the nine months ended September 30, 2019 (Continued)

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of BancoSeguro and YAMÍ with those of PagSeguro Group as well as generate more usage and engagement from PagSeguro clients and is tested annually for impairment in December or when circumstances indicated that the carrying value may be impaired. The Group’s impairment test for goodwill is based on value-in-use calculations.

The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended 31 December 2018. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS. The fair values of the identifiable assets and liabilities of BBN Banco de Negócios S.A. and YAMÍ as at the date of acquisition were:

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	44,568
Assets acquired	107
Liabilities assumed	(436)

Value of net assets	44,239

Goodwill	18,526

Purchase cost	62,765

Consideration for the purchase settled in cash	61,115

Cash and cash equivalents at the subsidiary acquired	(44,568)

Amount paid on acquisitions less cash and cash equivalents acquired	16,547

10.	Property and equipment

a)	Property and equipment are composed as follows

	September 30, 2019
	Cost	Accumulated depreciation	Net
Data processing equipment	55,138	(15,020)	40,118
Facilities	38	(30)	8
Machinery and equipment	217,569	(15,644)	201,925
Furniture and fittings	2,623	(318)	2,305
Leasehold improvements	8,829	(962)	7,867
Vehicles	1,371	(423)	948

	285,568	(32,397)	253,171

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Property and equipment (Continued)

a)	Property and equipment are composed as follows (Continued)

	December 31, 2018
	Cost	Accumulated depreciation	Net
Data processing equipment	23,334	(7,815)	15,519
Facilities	38	(27)	11
Machinery and equipment	44,757	(3,096)	41,661
Furniture and fittings	2,153	(148)	2,005
Leasehold improvements	6,954	(195)	6,759
Vehicles	1,371	(222)	1,149

	78,607	(11,503)	67,104

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Property and equipment (Continued)

b)	The changes in cost and accumulated depreciation were as follows

	Data processing equipment	Facilities	Machinery and equipment (a)	Furniture and fittings	Leasehold improvements	Vehicles	Total
At December 31, 2018
Cost	23,334	38	44,757	2,153	6,954	1,371	78,607
Accumulated depreciation	(7,815)	(27)	(3,096)	(148)	(195)	(222)	(11,503)

Net book value	15,519	11	41,661	2,005	6,759	1,149	67,104

At September 30, 2019
Cost
Purchases	31,804	—	172,812	470	1,875	—	206,961
Depreciation	(7,205)	(3)	(12,548)	(170)	(767)	(201)	(20,894)

Net book value	40,118	8	201,925	2,305	7,867	948	253,171

At September 30, 2019
Cost	55,138	38	217,569	2,623	8,829	1,371	285,568
Accumulated depreciation	(15,020)	(30)	(15,644)	(318)	(962)	(423)	(32,397)

Net book value	40,118	8	201,925	2,305	7,867	948	253,171

(a)	Net book value of Machinery and Equipment in the amount of R$201,925 is mainly composed by POS (Point of sales), the total amount of POS booked in Machinery and Equipment is R$201,202.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets

a)	Intangible assets are composed as follows

	September 30, 2019
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	678,779	(273,438)	405,341
Software licenses	57,471	(10,768)	46,703
Customer relationships	1,981	(550)	1,431
Goodwill (iii)	59,100	—	59,100

	797,331	(284,756)	512,575

	December 31, 2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	462,282	(211,929)	250,353
Software licenses	17,227	(4,073)	13,154
Customer relationships	1,981	(448)	1,533
Goodwill (ii)	40,574	—	40,574

	522,064	(216,450)	305,614

(i)	The PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH, TILIX and BIVA.
(iii)	Goodwill provided on the acquisition of the companies BancoSeguro and YAMÍ, additionally to the companies mentioned in the item (ii).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets (Continued)

b)	The changes in cost and accumulated amortization were as follows

	Expenditures with software and technology	Software licenses	Customer relationships	Goodwill	Total
At December 31, 2018
Cost	462,282	17,227	1,981	40,574	522,065
Accumulated amortization	(211,929)	(4,073)	(448)	—	(216,450)

Net book value	250,353	13,154	1,533	40,574	305,614

At September 30, 2019
Cost
Additions	216,497	40,244	—	—	256,741
Acquisition of subsidiary	—	—	—	18,526	18,526
Amortization	(61,509)	(6,695)	(103)	—	(68,307)

Net book value	405,338	46,703	1,430	59,100	512,574

At September 30, 2019
Cost	678,779	57,471	1,981	59,100	797,331
Accumulated amortization	(273,438)	(10,768)	(550)	—	(284,756)

Net book value	405,341	46,703	1,431	59,100	512,575

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

12.	Payables to third parties

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

13.	Salaries and social charges

	September 30, 2019	December 31, 2018
Profit sharing	31,275	20,653
Salaries payable	6,991	4,378
Social charges	9,183	8,421
Payroll accruals	36,197	14,601
Payroll taxes (LTIP)	29,241	23,816
Other	3,276	2,067

	116,163	73,936

14.	Taxes and contributions

	September 30, 2019	December 31, 2018
Taxes
Services tax (i)	206,924	122,241
Value-added tax on sales and services (ii)	29,796	23,796
Social integration program (iii)	21,295	17,530
Social contribution on revenues (iii)	130,936	107,872
Income tax and social contribution (iv)	9,957	685
Other	3,241	1,919

	402,149	274,043

Judicial deposits (v)
Services tax (i)	(94,452)	(52,226)
Value-added tax on sales and services (ii)	(29,321)	(19,476)
Social integration program (iii)	(20,793)	(17,088)
Social contribution on revenues (iii)	(127,954)	(105,160)

	(272,520)	(193,950)

	129,629	80,093

(i)	Refers to taxes on revenue from transaction activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

15.	Provision for contingencies

Some companies of the PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	September 30, 2019	December 31, 2018
Civil	7,926	6,680
Labor	401	324

	8,327	7,004

The PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at September 30, 2019, totaling approximately R$64,271 (December 31, 2018—R$50,978). The PagSeguro Group is not a party to civil and labor lawsuits involving risks classified by management as possible losses.

16.	Income tax and social contribution

a)	Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets	Other temporary differences liability (ii)	Total
Deferred tax
At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

Included in the statement of income	1,848	(541)	(25,185)	37,062	(41,584)	(28,400)

At September 30, 2018	3,335	2,344	(66,377)	69,704	(43,200)	(34,194)

Included in the statement of income	(424)	(171)	(16,802)	(4,989)	(75,545)	(97,931)

At December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)

Included in the statement of income	50,637	2,497	(59,637)	39,550	(397,621)	(364,574)
Other	—	—	—	22,218	—	22,218

At September 30, 2019	53,548	4,670	(142,816)	126,483	(516,366)	(474,481)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.
(ii)	The main other liability temporary difference refers to deferred income tax and social contribution related to our FIDC quotas.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Income tax and social contribution (Continued)

a)	Reconciliation of the deferred income tax and social contribution (Continued)

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred taxes in non-current assets and liabilities are as follows

	September 30, 2019	December 31, 2018
	Liability	Liability
2019	31,217	(8,508)
2020	(3,957)	(13,659)
2021	(46,884)	(15,420)
2022	—	10,556
2023 up forward	(454,857)	(105,094)

	(474,481)	(132,125)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Income tax and social contribution (Continued)

b)	Reconciliation of the income tax and social contribution expense

At September 30, 2019 and 2018, the PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three and nine-month periods ended September 30, 2019 and 2018:

	Three-month period		Nine-month period
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Profit before income taxes	468,136	320,534	1,378,636	796,281
Statutory rate	34%	34%	34%	34%

Expected income tax and social contribution	(159,166)	(108,982)	(468,736)	(270,736)
Income tax and social contribution effect on
Participation in the results of partners and managers
Permanent additions (exclusions)
Gifts	(99)	(169)	(307)	(500)
R&D and technological innovation benefit—Law 11.196/05 (i)	35,148	14,122	64,255	36,564
Taxation of income abroad (ii)	147	5,030	(32)	45,124
Other additions	(1,569)	1,024	1,272	888

Income tax and social contribution expense	(125,539)	(88,975)	(403,548)	(188,660)

Effective rate	27%	28%	29%	24%
Income tax and social contribution—current	12,515	(40,067)	(38,974)	(160,260)
Income tax and social contribution—deferred	(138,054)	(48,908)	(364,574)	(28,400)

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 11.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (The Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variations from dollar to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity

a)	Share capital

At September 30, 2019, share capital is represented by 328,828,656 common shares, per value of US$0.000025. Share capital is composed of the following shares for the nine-month periods ended September 30, 2019 and the year ended December 31, 2018:

December 31, 2017 shares outstanding	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Treasury shares	503,642
Long-Term Incentive Plan	3,024,625
Repurchase of common shares	(503,642)

December 31, 2018 shares outstanding	327,788,874

Long-Term Incentive Plan	1,039,782

September 30, 2019 shares outstanding	328,828,656

During the year 2018, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 17 (c).

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b)	Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On September 26, 2018, 11,550,000 new shares were issued at a price of US$29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

c)	Share based long-term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

The shares granted under the LTIP are subject to a one-year lock-up period. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the IPO. After the close of that one-year period, shares to be granted under the LTIP will no longer be subject to a lock-up.

This arrangement is classified as equity settled. For the nine-month period ended September 30, 2019, the Company recognized compensation expenses related to the LTIP in the total amount of R$72,099.

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At September 30, 2019 total shares granted were 7,219,100, and the total shares issued were 4,064,407.

d)	Equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, amounted negative value in R$471 in the period of nine months ended in September 30, 2019 (R$263 as of December 31, 2018). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

d)	Equity valuation adjustments (Continued)

The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of September 30, 2019 related to R2TECH, in the amount of R$11,663 (R$0 as of December 31, 2018), and BIVA, in the amount of 10,709 (R$7,588 as of December 31, 2018).

e)	Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$10,119,425 (average of US$20.09 per share) which corresponds to R$39,532.

18.	Earnings per share

a)	Basic

Basic earnings per share are calculated by dividing the profit attributable to shareholders of the PagSeguro Group by the weighted average number of common shares issued and outstanding during the nine-month periods ended September 30, 2019 and 2018:

	Three-month period		Nine-month period
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Profit attributable to stockholders of the Company	342,243	231,286	973,955	606,831
Weighted average number of outstanding common shares	320,287,930	313,201,136	320,287,930	313,201,136

Basic earnings per share—R$	1.0685	0.7385	3.0409	1.9375

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Earnings per share (Continued)

b)	Diluted

	Three-month period		Nine-month period
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Profit used to determine diluted earnings per share	342,243	231,286	973,955	606,831

Weighted average number of outstanding common shares	320,287,930	313,201,136	320,287,930	313,201,136
Weighted average number of shares under options	5,893,711	2,985,011	5,893,711	2,985,011
Weighted average number of shares that would have been issued at average market price	4,421,606	(2,360,509)	4,421,606	(2,360,509)

Weighted average number of common shares for diluted earnings per share	330,603,248	313,825,638	330,603,248	313,825,638

Diluted earnings per share—R$	1.0352	0.7370	2.9460	1.9337

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume the conversion of all potential common shares with dilutive effects. The share based LTIP is the Company’s only category of potential common shares with dilutive effects. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

19.	Total revenue and income

	Three-month period		Nine-month period
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Gross revenue from transaction activities and other services (i)	1,008,337	695,791	2,748,670	1,809,787
Gross revenue from sales	57,875	125,180	243,728	382,918
Gross financial income (ii)	546,046	401,633	1,483,480	1,037,983
Other financial income (iii)	30,833	56,504	101,257	237,395

Total gross revenue and income	1,643,091	1,279,108	4,577,135	3,468,083

Deductions from gross revenue from transactions activities and other services (iv)	(128,981)	(96,859)	(357,371)	(252,759)
Deductions from gross revenue from sales (v)	(42,936)	(30,539)	(97,746)	(104,882)
Deductions from gross financial income (vi)	(8,215)	(14,369)	(17,977)	(43,286)

Total deductions from gross revenue and income	(180,132)	(141,767)	(473,094)	(400,927)

Total revenue and income	1,462,959	1,137,341	4,104,041	3,067,156

(i)	In the three-month period ended September 30, 2019, R$18,677 correspond to membership fee.
(ii)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iii)	The decrease in the period refers to foreign exchange gain on the currency conversion of the IPO and follow on proceeds, for the nine-month period ended September 30, 2018 in the amount of R$131,366.
(iv)	Deductions consist of transactions taxes. Additionally, in the three-month period ended September 30, 2019, R$1,728 correspond to membership fee taxes.
(v)	Deductions are composed of sales taxes and returns, in the three-month period ended September 30, 2019, the amount of R$26,671 is related to taxes in the intercompany POS transactions.
(vi)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

20.	Expenses by nature

	Three-month period		Nine-month period
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Transactions costs	(468,030)	(326,642)	(1,281,702)	(855,212)
Cost of goods sold	(88,944)	(147,679)	(395,006)	(374,194)
Marketing and advertising	(136,020)	(93,329)	(332,143)	(286,577)
Personnel expenses (i)	(136,282)	(154,784)	(307,532)	(494,978)
Financial expenses (ii)	(6,510)	(7,226)	(14,553)	(26,553)
Chargebacks (iii)	(62,257)	(22,251)	(136,741)	(50,397)
Depreciation and amortization (iv)	(34,073)	(23,926)	(82,208)	(62,474)
Other	(62,707)	(40,970)	(175,520)	(120,490)

	(994,823)	(816,807)	(2,725,405)	(2,270,875)

Classified as
Cost of services	(560,187)	(391,009)	(1,502,059)	(1,059,264)
Cost of sales	(124,075)	(159,632)	(484,375)	(418,892)
Selling expenses	(164,556)	(90,299)	(378,613)	(268,316)
Administrative expenses	(134,585)	(164,491)	(336,822)	(492,690)
Financial expenses	(6,510)	(7,226)	(14,553)	(26,553)
Other (expenses) income, net	(4,910)	(4,150)	(8,983)	(5,160)

	(994,823)	(816,807)	(2,725,405)	(2,270,875)

(i)

The decrease refers to compensation expenses related to the LTIP for the nine-month period ended September 30, 2019 in the amount of R$72,099. For the nine-month period ended in September 30, 2018 LTIP related expenses amounted to R$268,606. For the three-month period ended in September 30, 2019 LTIP related expenses amounted to R$44,345. For the three-month period ended in September 30, 2018 LTIP related expenses amounted to R$74,337.

(ii)

The decrease refers to Financial Operations Tax (IOF) related to the remittance of cash from the Cayman Islands to Brazil occurred in 2018 for the nine-month period ended September 30, 2018 in the amount of R$17,975.

(iii)	Chargebacks refer mainly to losses recognized in the period related to fraud associated with card processing operations, as detailed in Note 22 (ii).
(iv)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three-month period		Nine-month period
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Depreciation
Cost of sales and services	(8,871)	(1,060)	(17,846)	(2,206)
Selling expenses	(6)	(3)	(21)	(6)
Administrative expenses	(1,305)	(441)	(3,028)	(1,046)

	(10,182)	(1,504)	(20,895)	(3,258)

Amortization
Cost of sales and services	(25,260)	(24,287)	(67,057)	(64,485)
Administrative expenses	(576)	(384)	(1,250)	(685)

	(25,836)	(24,671)	(68,307)	(65,170)

PIS and COFINS credits (*)	1,945	2,249	6,994	5,954

Depreciation and amortization expense, net	(34,073)	(23,926)	(82,208)	(62,474)

(*)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

21.	Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these condensed consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

	September 30, 2019	December 31, 2018
Financial assets
Amortized cost
Cash and cash equivalents	314,082	2,763,050
Accounts receivable	9,895,928	8,104,679
Other receivables	38,974	20,148
Fair value through other comprehensive income
Financial investments	1,779,566	—

	12,028,550	10,887,877

	September 30, 2019	December 31, 2018
Financial liabilities
Amortized cost
Payables to third parties	4,408,326	4,324,198
Trade payables	185,667	165,246
Trade payables to related parties	34,875	30,797
Other payables	6,704	29,501
Fair value through profit or loss
Contingent consideration (included in other payables)	15,800	—

	4,651,372	4,549,742

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance. The PagSeguro Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

Among the main market risk factors that may affect the PagSeguro Group’s business are the following:

i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of September 30, 2019, and December 31, 2018, the PagSeguro Group is not materially exposed to this foreign exchange risk.

ii)	Fraud risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases the PagSeguro Group’s ability to avoid new frauds.

iii)	Credit risk

Credit risk is managed on a group basis and is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management (Continued)

iii)	Credit risk (Continued)

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by the PagSeguro Group, classifying them into three groups:

(i)	Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	Card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

iv)	Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

At September 30, 2019, the PagSeguro Group held cash and cash equivalents of R$314,082 (R$2,763,050 at December 31, 2018).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management (Continued)

iv)	Liquidity risk (Continued)

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
At September 30, 2019
Payables to third parties	3,557,807	577,055	143,928	129,536	—
Trade payables	156,263	26,579	289	2,536	—
Trade payables to related parties	—	34,875	—	—	—
Other payables	—	—	—	5,241	—
At December 31, 2018
Payables to third parties	3,968,125	233,694	66,967	55,412	—
Trade payables	141,958	18,744	1,358	3,186	—
Trade payables to related parties	—	28,869	—	—	—
Other payables	—	—	—	29,501	—

23.	Capital management

The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans at September 30, 2019, and December 31,2018. Therefore, no gearing ratio is presented.

24.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

24.	Fair value measurement (Continued)

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as at September 30, 2019:

	September 30, 2019
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	—	314,082	—
Financial investments	1,779,566	—	—
Accounts receivable	—	9,895,928	—
Other receivables	—	38,974	—
Financial liabilities
Payables to third parties	—	4,408,326	—
Trade payables	—	185,667	—
Trade payables to related parties	—	34,875	—
Contingent consideration (included in other payables)	—	—	15,800
Other payables	—	6,704	—

The PagSeguro Group believes that the financial instruments recognized in these condensed consolidated interim financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.

Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

Financial liabilities are mostly represented by short-term payables to merchants which are paid in accordance to the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

At September 30, 2019 and for the three and nine-month periods ended September 30, 2019

(All amounts in thousands of reais unless otherwise stated)

24.	Fair value measurement (Continued)

Financial liabilities also include the contingent consideration that arose from the acquisition of TILIX in 2018, as disclosed in Note 9. The contingent is recognized at fair value at the acquisition date and with changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9 Financial Instruments. As at September 30, 2019, the key performance indicators of TILIX show that it is highly probable that the target will be achieved due to the expansion of the business and the synergies realized. This assessment is aligned with December 31, 2018 and, as such, no re-measurement charge has been recognized in profit or loss for the nine-month period ended September 30, 2019.

The fair value is determined considering the contractual cash outflows that will be required if the target is achieved and is substantially similar to the carrying amount. The significant unobservable input used in the measurement is the assumed probability-adjusted profit before tax of TILIX. A change in the probability that the target will be achieved would result in the derecognition of such liabilities

There were no transfers between Levels 1, 2 and 3 during the nine-month period ended September 30, 2019.

25.	Events after the reporting period

On October 21, 2019, PagSeguro Digital completed its follow-on public offering. A number of 16,750,000 shares were offered by the controlling shareholder UOL, the initial offering price was US$39,00 per common share, representing an aggregate offering of U$653,250. UOL has also granted the underwriters a 30-day option to purchase up to 2,512,500 additional shares at the public offering price less the underwriting discount.

Immediately following this offering, PagSeguro Digital have a total of 328,834,268 shares (including treasury shares and LTIP) issued and outstanding, of which 179,963,407 shares (including treasury shares and LTIP) are shares beneficially owned by investors other than UOL, representing a free float of 54.7%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro

Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director